Exhibit 99.1

Brüush Provides Company Update

VANCOUVER, BC / January 17, 2025 / Bruush Oral Care Inc. (OTC Markets: BRSHF) (the "Company") today provided an update regarding various company matters, including the suspension of trading of the Company's securities on the Nasdaq Stock Market LLC ("Nasdaq"), the engagement of A.G.P./Alliance Global Partners and the withdrawal of registration statements filed with the U.S. Securities and Exchange Commission (the "SEC").

Nasdaq Listing

The Company has received a decision dated December 12, 2024 (the "Decision") of the Nasdaq Hearings Panel (the "Hearings Panel"), upon remand from the Nasdaq Listing and Hearing Review Council (the "Listing Council") pursuant to a decision dated October 17, 2024 of the Listing Council (see news release dated October 22, 2024).

Pursuant to the Decision, the Hearings Panel determined that the Company currently complies with the Audit Composition Rule but does not comply with the Periodic Filing Rule and the Minimum Bid Price Rule. As a result, the Hearings Panel has determined to delist the Company's shares from the Nasdaq. The Company has appealed the Decision to the Listing Council, but the Company's securities continue to be suspended from trading pending the completion of a review by the Listing Council.

The Company continues to work diligently to regain compliance with all of the listing standards and to restore its listing; however, no assurance can be given as to whether the Company will ultimately regain compliance with all of the Nasdaq listing standards and rules.

Engagement of A.G.P./Alliance Global Partners

The Company has engaged A.G.P./Alliance Global Partners as financial advisor to explore and evaluate strategic alternatives to enhance shareholder value. Potential strategic alternatives that may be explored or evaluated by the Company as part of this process include, but are not limited to, an acquisition, merger, reverse merger, other business combination, sale of assets, licensing or other strategic transactions involving the Company.

The Company does not have a defined timeline for the exploration of strategic alternatives and is not confirming that the evaluation will result in any strategic alternative being announced or consummated. The Company does not intend to disclose further developments during this process unless and until the Company's board of directors has approved a specific action or otherwise determined that further disclosure is warranted.

Withdrawal of Registration Statements

The Company has filed two Form RWs with the SEC pursuant to Rule 477 under the Securities Act of 1933, as amended, requesting the withdrawal of (i) the Registration Statement on Form F-1 initially filed with the SEC on January 22, 2024; and (ii) the Registration Statement on Form F-4 initially filed with the SEC on January 29, 2024. The Company has withdrawn these Registration Statements as it no longer plans to consummate the offerings or transactions described therein, and the SEC has confirmed such withdrawal.

SAFE HARBOR FORWARD-LOOKING STATEMENTS

This press release of Bruush Oral Care Inc. contains "forward-looking statements". Words such as "may", "will", "could", "should", "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and other comparable terminology are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its future business plans, its strategy, whether it will regain compliance with all of the Nasdaq's listings standards and rules, and the possible strategic alternatives that may be considered by the Company. Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there could be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements, including delays or the inability of the Company to obtain any necessary permits, consents, approvals or authorizations required, including of the Nasdaq with respect to the Company's listing thereon or the consummation of any strategic alternative. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking statements except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statement, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.